UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA announces, with regard to its public offer in Italy over Banca Nazionale del Lavoro, S.p.A. (BNL), that Bank of Italy has given, in answer to a request by BBVA, an  interpretation of its  authorisation permitting the acquisition of control of BNL, granted on May 13, 2005,  whereby it considers such authorisation not conditional upon the acquisition of over 50% of the ordinary share capital of BNL.  The absence of such condition allows BBVA to be considered authorised to acquire a participation equal to or lower than 50% of the ordinary share capital of BNL, as long as it permits the exercise of effective control over BNL, which will be verified by the Bank of Italy in view of the result of the offer.

In relation to such clarifying interpretation, BBVA has requested the Bank of
Italy to recognise as of this moment, given the present shareholder structure and the system to choose the board of directors provided for in the by-laws of
BNL (system of lists with premium for the majority), that any stake resulting from the public offer which is greater than 30% would allow for the control of
BNL according to the concept of  “dominant influence” provided for in the article 23.2 , of the “Testo unico delle leggi in materia bancaria e creditizia”.

On the other hand, on June 16, 2005, BBVA filed with the Bank of Italy a for authorization for the acquisition, always in the context of the public in Italy, of a stake up to 30% of the ordinary share capital of BNL.

As soon as BBVA receives the corresponding answers from the Bank of Italy, it will agree with the CONSOB the publication of an amendment to the Offering
Document as is foreseen in article 38.5 of the CONSOB Regulation on issuers.

The proposed exchange offer for BNL shares described herein is not being made and will not be made, directly or indirectly, in or into the United States,
Canada, Japan, Australia, or any other jurisdiction in which any such exchange offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations.  BBVA will not be permitted to accept any tenders made from any of the foregoing jurisdictions.

No offer to purchase or sell securities described herein is being made, or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of
America and any offer described herein will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United
States. The BBVA securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 30, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.